FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of January, 2011

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
4 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement on acquisition of the equity interest in Fushun Suzihe Hydropower by Huaneng Power International, Inc. (the "Registrant"), made by the Registrant on January 6, 2011.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Overseas Regulatory Announcement
Acquisition of the equity interest in Fushun Suzihe Hydropower

On 4 January 2011, the Company entered into the Transfer Agreement with Yalujiang Power, Liaoning Power, Dalian Jitong, He Shubin and Fushun Power, pursuant to which the Company agreed to acquire the entire shareholding in the Target Company in an aggregate consideration of RMB50 million. Payment will be made by the Company from internal fund. The purchase price was determined on arm's length terms between all parties.

As the transaction scale of the Acquisition does not exceed 5% of the percentage ratios as calculated pursuant to Rule 14.07 of the Listing Rules, the Acquisition therefore does not constitute a notifiable transaction of the Company under Chapter 14 of the Listing Rules. The Company makes disclosure simultaneously pursuant to the Company's announcement as disclosed on the Shanghai Stock Exchange in accordance with Rule 13.09(2) of the Listing Rules.

On 4 January 2011, Huaneng Power International, Inc. (the "Company") entered into an equity transfer agreement relating to the acquisition of Fushun Suzihe Hydropower Development Company Limited (the "Transfer Agreement") with Dandong Yalujiang Power Development Company Limited ("Yalujiang Power"), Liaoning Power Economic Development Company Limited ("Liaoning Power"), Dalian Jitong Power Engineering Company Limited ("Dalian Jitong"), He Shubin, Fushun Power Development Company Limited ("Fushun Power"). Upon signing of the Transfer Agreement, Fushun Suzihe Hydropower Development Company Limited (the "Target Company") was held as to 50% thereof by Yalujiang Power, as to 25% thereof by Liaoning Power, as to 10% thereof by Dalian Jitong, as to 10% thereof by He Shubin and as to 5% thereof by Fushun Power. Pursuant to the Transfer Agreement, Yalujiang Power,

Liaoning Power, Dalian Jitong, He Shubin and Fushun Power will transfer their respective interests in the Target Company to the Company (the "Acquisition") in an aggregate consideration of RMB50 million. Payment will be made by the Company from internal fund. The purchase price was determined on arm's length terms between all parties. Upon completion of the Acquisition, the Company shall hold the entire 100% equity interests in the Target Company.

Insofar as is known to the Company, Yalujiang Power, Liaoning Power, Dalian Jitong, He Shubin and Fushun Power do not hold any shares in the Company and are third parties independent of the Company and the connected persons of the Company. The Acquisition does not constitute a connected transaction of the Company under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

Currently, the Target Company has a registered and paid-in capital of RMB50 million. The Target Company is the legal owner of Suzihe Yaojiashan Hydropower Project.  Yaojiashan Hydropower Project, with a planned hydropower capacity of 37.5 MW (3 x 12.5 MW), has been approved by Liaoning Development and Reform Commission and is under construction.  It is a medium-sized multi-purpose water resources and hydropower key project with the main purpose of power generation which also takes into account flood control and irrigation functions. The project is expected to commence operation by the end of 2011.

The Suzihe river area is the only area in Liaoning Province where comprehensive hydropower development has not been conducted and is a place where the Dahuofang Reservoir water transfer project must pass through in order to meet the water supply needs of nine cities in Liaoning Province with the characteristics of high capacity and four seasons flow, and accordingly is very suitable for the development of hydropower resources.  Currently, Yaojiashan Hydropower Station being invested and constructed by the Target Company is the highest level among the cascade hydropower stations being developed in Suzihe river area.  Moreover, the Target Company is conducting preparatory work for Zhanbei Power Station, the second highest level among the cascade hydropower stations being developed in Suzihe river area, and proposes to apply for the approval from the competent government departments in relation to the Zhanbei Project in the near future. Accordingly, the Acquisition of the 100% equity interest in the Target Company will be beneficial for the Company to develop the hydropower market in such area, improve its existing power generation structure in Liaoning Province, contribute to the increase in utilization of clean energy, and enhance the competitiveness of the Company.

As the transaction scale of the Acquisition does not exceed 5% of the percentage ratios as calculated pursuant to Rule 14.07 of the Listing Rules, the Acquisition therefore does not constitute a notifiable transaction of the Company under the Chapter 14 of Listing Rules. The Company makes disclosure simultaneously pursuant to the Company's announcement as disclosed on the Shanghai Stock Exchange in accordance with Rule 13.09(2) of the Listing Rules.

By Order of the Board
Huaneng Power International, Inc.
Gu Biquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Liu Jipeng
(Executive Director)	(Independent Non-executive Director)

Huang Long	Yu Ning
(Non-executive Director)	(Independent Non-executive Director)

Wu Dawei	Shao Shiwei
(Non-executive Director)	(Independent Non-executive Director)

Huang Jian	Zheng Jianchao
(Non-executive Director)	(Independent Non-executive Director)

Liu Guoyue	Wu Liansheng
(Executive Director)	(Independent Non-executive Director)

Fan Xiaxia
(Executive Director)

Shan Qunying
(Non-executive Director)

Xu Zujian
(Non-executive Director)

Huang Mingyuan
(Non-executive Director)

Liu Shuyuan
(Non-executive Director)

Beijing, the PRC
6 January 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Gu Biquan

Name: Gu Biquan

Title: Company Secretary

Date:    January 6, 2011